UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number: 001-15094

Mobile TeleSystems Public Joint Stock Company

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Press Release

MTS Acquires Buzzoola to Boost AdTech Development

February 22, 2023

MOSCOW, Russia – Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company”) (MOEX: MTSS), a leading provider of digital and media services and Russia’s largest mobile operator, announces the acquisition of a 67% stake in Buzzoola Group (Buzzoola Internet Technologies LLC and Buzzoola Advertising Technologies LLC), one of the leaders in the native advertising market in Russia and the CIS, in order to accelerate the development of its own AdTech business.

The parties signed a binding agreement that enables MTS to purchase the remaining 33% stake in 2024. Buzzoola will operate as a separate independent company as part of Stream LLC, a subsidiary of MTS. The company’s operational management will be carried out by the current team of founders and executives.

The acquisition of Buzzoola will enable MTS to accelerate the development of its AdTech business and increase its share of the advertising market. MTS will also be able to include Buzzoola’s advertising exchange (AdEx) and SSP platform, which will complement the Company’s proprietary DSP and DMP solutions (developing under the umbrella brand MTS Marketer), in its AdTech business.

“Combining both companies’ advertising technologies will enable large clients and agencies to effectively manage their advertising costs, will make it possible to track the entire customer journey and ad conversion, and will make ad inventory quality and cost metrics more transparent—including through proprietary anti-fraud solutions. Since 2007, MTS has been successfully developing AdTech and MarTech products based on data from the MTS digital ecosystem, Big Data and AI algorithms, as well as cloud technologies. Now in Russia there is a great deal of demand for import-substituting technologies that can perform at the same level as solutions made by global players such as Google, Criteo, RTR House and others. This requires investments in infrastructure and the combined strengths of key market players. Our main product is the MTS Marketer advertising platform, whose revenue in January 2023 increased by 37% year-over-year. We are growing and solidifying our position in the Russian advertising market,” said Elena Melnikova, Director of Advertising Technologies at MTS.

“The future of digital advertising lies in effective performance tools, machine learning technologies and the creation of closed ecosystems based on unique data. As a result of the merger of Buzzoola platform and the MTS advertising stack, we introduce a new key player to the market with the largest own network of platforms in Russia and the widest possible range of advertising tools for both clients and publishers. The goal of the merger is to achieve the highest quality standards for advertising campaigns on the market and provide a high level of income and service for Buzzoola SSP partners. We are sure that the combination of our technologies, a unique portfolio of formats, MTS Big Data algorithms and end-to-end control of the entire advertising purchases chain will enable to achieve a significant increase in the quality and efficiency of the joint product. It is important for us that, after joining MTS, we will maintain our autonomy and the atmosphere that our employees are accustomed to,” said Natalia Solodukhova, co-founder and President of Buzzoola.

About Buzzoola

Buzzoola is one of the leaders in the Russian and CIS AdTech market with a full range of proprietary advertising technologies - DSP, AdExchange, SSP. The largest Russian and international brands are among the platform clients. The Buzzoola network unites all major Runet websites, as well as the traffic of key Russian SSPs. The network coverage is more than 70 million unique monthly users, and monthly traffic volume is 450 billion advertising requests. Both standard media formats and unique infeed tools are available for purchase at Buzzoola SSP.

About MTS Marketer

MTS Marketer is an advertising platform based on Big Data collected by MTS that enables advertisers to independently place ads aimed at 250 audience segments based on interests and sociodemographic characteristics. Some 260 dedicated employees in the Big Data Department and over 20 employees in the AI Division are responsible for analyzing data and determining the segments used by the platform. More than 150 staff from of the IT Unit, account managers and representatives of the sales team ensure the stability of the service. Since 2017, MTS Marketer has been used to launch more than 133,000 ad campaigns, and over 4 billion text messages have been sent.

* * *

For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems Public Joint Stock Company

Tel: +7 495 223 2025

E-mail: ir@mts.ru

* * *

Mobile TeleSystems Public Joint Stock Company (“MTS” – MOEX: MTSS) is Russia’s largest mobile operator and a leading provider of network-native digital services. The company offers a full range of solutions for consumers and business customers across wireless and wireline connectivity; over-the-top, linear, and satellite television; digital-first banking and financial services; as well as unified communications, cloud computing and IoT. There are more than 88 million mobile subscribers using MTS services across the company’s operations in Russia, Armenia, and Belarus, including around 80 million subscribers in Russia alone. In addition, MTS has a nationwide network of more than 5,400 owned and franchised retail outlets in Russia, and provides nearly 10 million clients with broadband, TV, and/or fixed-line telephone connectivity, over 10 million users – with OTT and pay TV services. The number of ecosystem clients exceeds 12 million and MTS Bank client base is over 3 million. MTS is majority-owned by Sistema PJSFC, a publicly-traded Russian investment company. MTS’s shares are listed on the Moscow Exchange under the ticker MTSS. For more information, please visit the company’s Investor Relations website at ir.mts.ru.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including the ongoing geopolitical situation relating to the conflict in Ukraine, the expansion of sanctions imposed on the Russian Federation by the United States, European Union and United Kingdom, volatility in interest and exchange rates (including fluctuations of the value of the Russian ruble against the U.S. dollar and the Euro), commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: February 22, 2023